Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	August	2018
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated August 8, 2018 - Neovasc Announces Second Quarter 2018 Financial Results

DOCUMENT 1

Neovasc Announces Second Quarter 2018 Financial Results

NASDAQ, TSX: NVCN

  First implant of a Neovasc Reducer™ in a U.S. patient
  Reducer Q2, 2018 revenue up 64% over Q2, 2017 and at 108% of Q2, 2018 plan
  Tiara™ featured in live case at 11th Annual TVT conference
  Receipt of proceeds of US$13.1 million from exercise of Series C warrants
  Regained compliance with Nasdaq minimum market value rule
  Appointed Steve Rubin as chairman of the board of directors

VANCOUVER, Aug. 8, 2018 /CNW/ - Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, today reported financial results for the second quarter ended June 30, 2018.

"Over the last several months we have successfully executed on a number of our clinical and operational goals, as we work our way through what has been a challenging period for our shareholders. We remain confident in our development activities for the transfemoral, transseptal Tiara system, continued enrollment in our Tiara clinical studies and in the commercial growth of the Reducer, all of which provide opportunities to generate long-term shareholder value," said Fred Colen, President and Chief Executive Officer of Neovasc.

"The Tiara continues to generate positive attention as a leading option in transcatheter mitral valve replacement for patients suffering from severe mitral regurgitation. In June, a "live case" featuring the Tiara was presented at the 11th Annual Transcatheter Valve Therapy Conference. In addition, we are developing alternative implantation techniques for the Tiara in order to combat competition from clipping repair procedures."

"The Reducer has had an exciting first six months of 2018, as we have seen sales build momentum since it received NUB 1 status for new therapies in Germany in January 2018. We are on track for Reducer implants to double in Europe and the Middle East, and triple in Germany compared to 2017," concluded Mr. Colen.

The Tiara Mitral Valve
The Tiara™ mitral valve (the "Tiara") has demonstrated its potential in a total patient population of 58 patients as a viable clinical treatment in the early results of the Company's clinical trials, as well as in compassionate use cases for patients with severe Mitral Regurgitation and enlarged left ventricles and in patients at high risk for surgery. On June 21, 2018, the Company reported the Tiara was featured in a "live case" at the 11th Annual Transcatheter Valve Therapy Conference. The successful live case was performed by Dr. Anson Cheung, and Dr. John G. Webb of St. Paul's Hospital in Vancouver, Canada, who successfully implanted a 40 mm Tiara transcatheter mitral valve in a patient suffering from severe mitral regurgitation.

Enrollment of patients in the European TIARA-II ("TIARA-II") CE Mark clinical study continues, albeit at a slower than expected rate. In an attempt to further increase patient enrollment we have implemented an easy-to-use, local screening tool for physicians and clinical sites increased the number of qualified proctoring physicians, increased our field clinical engineering support in Europe and most importantly added additional clinical investigation sites. We already qualified and added 4 new clinical sites during July, therefore we currently have thirteen active clinical sites: seven in Germany, four in Italy and two in the UK.  We are currently planning on activating additional clinical sites in September in Israel, Germany, the Netherlands and Spain, as well as qualifying additional clinical sites to a maximum of 20 sites overall. As a result, the Company believes it will be able to increase enrollment in the TIARA-II clinical study to attempt to stay on our plan to submit the application for CE Mark approval during late 2020.

Year-to-date, there have been 15 implants of Tiara, with 8 for TIARA-II and 7 for the TIARA-I study. The most recent six TIARA-II implant procedure times were 10 minutes, 55 minutes, 9 minutes, 8 minutes, 9 minutes and 17 minutes respectively. All six implants were successful.

There have been 16 patients enrolled in the TIARA-II study out of the total 115 required under the trial design. The 30-day survival rate of the Tiara is at 90% overall and is at 94% for the TIARA-II study.

The Reducer
The Company is encouraged by the ramping of market interest in the Neovasc Reducer™ (the "Reducer"). In May 2018, at the EuroPCR Conference in Paris, the Reducer was showcased during a dedicated symposium hosted by Dr. Stefan Verheye and Dr. Shmuel Banai. The symposium included presentations from physicians on their clinical experience with Reducer, discussions about other potential indications for Reducer, and a cost/benefit analysis of Reducer utilizations for healthcare systems. In June, the Company announced that the first U.S. patient was implanted with a Reducer for the treatment of refractory angina. The Compassionate Use case was conducted by Dr. Gerald Koenig, along with Dr. Ryan Gindi and colleagues, of the Division of Cardiology at Henry Ford Hospital in Detroit, Michigan.

The commercial progress for the Reducer in Europe and the Middle East in the first half of 2018 was encouraging with a 47% increase in revenue compared to the same time period of 2017. More than 15 clinics in Germany have begun and completed the reimbursement negotiations with the German health insurance companies and have now established a satisfactory overall reimbursement amount (including payment for the Reducer product at list price) for the Reducer procedure, while others are either in the negotiation process or will negotiate later this year, per pre-set negotiation cycles. While we only have a very small sales organization in Europe, we are still planning on a doubling of Reducer implants in Europe during 2018 over 2017, and an almost tripling of Reducer implants in Germany.  One of the drivers behind this success is the NUB 1 status for new therapies in Germany, which the Reducer received at the end of January 2018.

The Company continues to enroll in the REDUCER-I clinical study and is exploring all options for a U.S. market entry, including the initiation of the Reducer IDE study, a 385-patient study to be conducted at up to 35 centers in the United States, which was approved by the FDA in late 2017.

Results for the three months ended June 30, 2018 and 2017

Revenues

Revenues decreased 69% to $405,247 for the three months ended June 30, 2018, compared to revenues of $1,305,136 for the same period in 2017. In December 2017, the Company closed its contract manufacturing and consulting services business and is now focused on the commercialization of its own product, the Reducer.

Sales of the Reducer for the three months ended June 30, 2018 were $405,247 compared to $247,555 for the same period in 2017, representing an increase of 64%. The Company is encouraged by the progress this year, but recognizes that future revenues may be unstable before the Reducer becomes widely adopted. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Cost of Goods Sold

The cost of goods sold for the three months ended June 30, 2018 was $88,603 compared to $872,703 for the same period in 2017. The overall gross margin for the three months ended June 30, 2018 was 78%, compared to 33% gross margin for the same period in 2017.  The gross margin now reflects the gross margin on the Reducer product only, whereas the comparable period included contract manufacturing and consulting services.

Expenses

Total expenses for the three months ended June 30, 2018 were $6,320,257, compared to $6,728,381 for the same period in 2017, representing a decrease of $408,126 or 6%.  The decrease in total expenses for the three months ended June 30, 2018 compared to the same period in 2017 can be substantially explained by a $39,755 reduction in general and administrative expenses due to restructuring of the Company and a $392,526 decrease in product development and clinical trial expenses to preserve cash resources.

Selling expenses for the three months ended June 30, 2018 were $248,538, compared to $224,382 for the same period in 2017, representing an increase of $24,156, or 11%. The increase in selling expenses for the three months ended June 30, 2018 compared to the same period in 2017 reflects an increase in costs incurred for commercialization activities related to the Reducer.  The Company continues to minimize its selling expenses as the cash resources of the Company are still limited.

General and administrative expenses for the three months ended June 30, 2018 were $2,213,464, compared to $2,253,219 for the same period in 2017, representing a decrease of $39,755 or 2%.  The decrease in general and administrative expenses for the three months ended June 30, 2018 compared to the same period in 2017 can be substantially explained by a $485,667 decrease in litigation expenses (as there are fewer ongoing litigation matters), a $66,022 decrease in share-based payments (as the option awards in 2018 were lower in quantity and value than in 2017), a $189,523 decrease in employee expenses due to a restructuring of the Company and offset by a $680,180 increase in other expense, including a substantial increase in legal expenses as we renewed the base shelf prospectus, filed in XBRL for the first time and filed our annual report on the more demanding Form 20-F, as compared to the Form 40-F filed in 2017.

Product development and clinical trial expenses for the three months ended June 30, 2018 were $3,858,255 compared to $4,250,780 for the same period in 2017, representing a decrease of $392,525 or 9%. The decrease in product development and clinical trial expenses for the three months ended June 30, 2018 was the result of a $118,696 decrease in share-based payments (as the option awards in 2018 were lower in quantity and value than in 2017), a $82,779 decrease in other expenses, as the cash resources of the Company are still limited and a $140,328 decrease in employee expenses due to restructuring of the Company.

The Company's expenses are subject to inflation and cost increases.  The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Loss

The other loss for the three months ended June 30, 2018 was $43,071,579 compared to income of $1,012,926 for the same period in 2017, an increase in other loss of $44,084,505.  The increase in the other loss can be substantially explained by the accounting treatment of the 2017 Financings (as defined below), which resulted in a $43,295,862 increase in net loss between the comparative periods.  In the three months ended June 30, 2018, the Company recorded a $238,907 gain on sale of the one remaining building that it owned but no longer required for manufacturing purposes.

Losses

The operating losses and comprehensive losses for the three months ended June 30, 2018 were $49,145,591 and $50,137,861 respectively, or $0.04 basic and diluted loss per share, as compared with losses of $5,341,308 and $6,097,512 or $0.07 basic and diluted loss per share, for the same period in 2017.

The $44,084,505 increase in the comprehensive loss incurred for the three months ended June 30, 2018 compared to the same period in 2017 can be substantially explained by the accounting treatment of the 2017 Financings (as defined below) resulting in an unrealized gain on derivative liability and convertible note of $602,817, a realized loss of $26,457,106 on the exercise of warrants and $17,441,573 amortization of deferred loss. This was offset by a reduction in operating loss of $292,335.

Discussion of Liquidity and Capital Resources
Neovasc finances its operations and capital expenditures with cash generated from operations and equity and debt financings.  As at June 30, 2018 the Company had cash and cash equivalents of $20,081,257 compared to cash and cash equivalents of $17,507,157 as at December 31, 2017.  The Company will require significant additional financing in order to continue to operate its business.  Given the current nature of the Company's capital structure, there can be no assurance that such financing will be available on favorable terms, or at all.

The Company is in a positive working capital position of $15,897,146, with current assets of $22,514,842 and current liabilities of $6,617,696.  However, of the current liabilities, only $2,621,106 are cash liabilities, the liability for the convertible notes (the "Notes") and the derivative liability for the November 2017 underwritten public offering (the "Public Transaction") and the private placement (the "Private Placement" and together with the "Public Transaction" the "2017 Financings") are accounting entries to account for the value of the instruments issued in the 2017 Financings.  The Company will require additional working capital in order to continue to operate its business and there can be no assurance that such additional working capital will be available on favorable terms, or at all.

Cash used in operating activities for the six months ended June 30, 2018, was $11,358,955, compared to $10,201,519 for the same period in 2017.  For the six months ended June 30, 2018, operating expenses were $11,806,791, compared to $10,840,113 for the same period in 2017, a decrease of $966,678 that can be explained by decrease in product development and clinical trial expenses to preserve cash resources.  Net cash provided from the net change in non-cash working capital items for the six months ended June 30, 2018 was $517,752, compared to a net cash outflow of $689,663 in the same period in 2017.  The net cash inflow can be attributed to a change in the balance sheet structure as the Company closed its consulting services and contract manufacturing businesses.

Net cash received from investing activities for the six months ended June 30, 2018 was $846,468 compared to net cash applied to investing activities of $580,525 for the same period in 2017, primarily due to the receipt of proceeds from the sale of assets of $865,610, and a $349,542 decrease in purchase of property, plant and equipment, as there is still a requirement to preserve cash resources in 2018.

Subsequent Events

Nasdaq Hearing

On July 16, 2018, the Company announced that The Nasdaq Stock Market LLC has scheduled an oral hearing for August 30, 2018 (the "Hearing"), at which the Nasdaq Hearings Panel (the "Panel") will consider Neovasc's appeal of the Nasdaq Listing Qualifications Staff (the "Staff") decision to delist the Neovasc's securities from the Nasdaq Capital Market for non-compliance with the $1.00 minimum bid price requirement. The delisting action referenced in the Staff's determination letter, dated July 6, 2018, has been stayed pending a final decision by the Panel. At the Hearing, the Company will seek an additional 180-day extension for compliance with the $1.00 minimum bid price requirement. The Nasdaq Stock Market LLC has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Company's Common Shares, or suspend or delist securities. The Company believes that obtaining the advance approval of its shareholders to effect a reverse stock split provides strong support for its request for an additional 180-day extension; however, the Company notes that shareholder approval of the reverse stock split does not necessarily guarantee that the Panel will grant it an extension to regain compliance.

Base Shelf Prospectus and Prospectus Supplement Filings

On July 12, 2018, the Company filed a final short form base shelf prospectus with securities regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario (the "Provinces"), and a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the SEC under the U.S./Canada Multijurisdictional Disclosure System, to replace its prior base shelf prospectus and related registration statement, which expired on July 9, 2018.

On July 13, 2018, the Company filed a prospectus supplement with the securities regulatory authorities in the Provinces and with the SEC covering the issuance, from time to time, of units, warrants and Common Shares of the Company underlying the outstanding Warrants previously issued pursuant to the 2017 Public Transaction. This "administrative" filing effectively moved the registration of these underlying units, warrants and Common Shares from the Company's prior registration statement, which expired on July 9, 2018, to the new Registration Statement. It did not involve a new financing.

Warrant exercises
None of the 25,676,368 Series A Warrants or 22,431,506 Series E Warrants issued pursuant to the 2017 Financings have been exercised and all such warrants remain outstanding.

As of August 8, 2018, all of the 25,676,368 Series B Warrants initially granted have been exercised using the cashless alternative net number mechanism for 848,122,088 Common Shares and all of the 22,431,506 Series F Warrants initially granted have been exercised using the cashless alternate net number mechanism for 295,739,698 Common Shares.

As of August 8, 2018, of the 10,273,972 Series C Warrants initially granted, 8,951,780 have been exercised for 8,951,780 shares, 8,951,780 Series A Warrants and 8,951,780 Series B Warrants.  None of the 8,951,780 underlying Series A Warrants have been exercised and 8,951,780 of the 8,951,780 underlying Series B Warrants have been exercised using the cashless alternate net number mechanism for 462,121,620 Common Shares.

As of August 8, 2018, cumulatively there were 34,628,148 Series A Warrants, 1,322,192 Series C Warrants and 22,431,506 Series E Warrants outstanding. For a description of the risks associated with the securities issued pursuant to the 2017 Financings, the amount of such securities exercised to date, the dilution to date, and the potential dilution in the future due to such exercises or conversions, see the Company's Annual Report on the Form 20-F, which is available on SEDAR at www.sedar.com and as file with or furnished to, as applicable, the SEC at www.sec.gov.

Outstanding Share Data
As at August 8, 2018, the Company had 1,896,512,271 Common Shares issued and outstanding. Further, the following securities are convertible into Common Shares: 10,034.068 stock options with a weighted average price of $2.10, 58,381,846 warrants and $26,442,500 principal amount of Notes, which could convert into 18,311,802 Common Shares (not taking into account the alternate conversion price mechanism). Our fully diluted share capital as of the same date is 1,985,702,781. Our fully diluted share capital, adjusted on the assumption that all the issuable Series B Warrants are exercised using the cashless alternative net number mechanism and the outstanding Notes are exercised using the alternate conversion price at the closing price on August 8, 2018 is 2,979,502,524.

For description of the terms of the securities issued pursuant to the 2017 Financings, see the forms of warrants and note previously filed on SEDAR and with the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC. For a description of the risks associated with the securities issued pursuant to the 2017 Financings, the amount of such securities exercised or converted to date, the dilution to date caused by such exercises and conversions, and the potential dilution in the future due to such exercises and conversions, see the Company's Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and as filed with the SEC at www.sec.gov.

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Neovasc's 2017 Annual Report on Form 20-F, Management's Discussion and Analysis and Consolidated Financial Statements and related notes are posted on the Company's website at www.neovasc.com and were filed on SEDAR and with the SEC. In addition to the summary contained herein, readers are encouraged to review the full disclosure in these documents.

Conference Call and Webcast information
Neovasc will be hosting a conference call today at 4:30 pm ET to discuss these results. To participate in the conference call, please dial 888-254-3590 (domestic) or 323-994-2093 (international) and use passcode 9226007#.

A recording of the call will be available until August 22, 2018 by calling 844-512-2921 (domestic) or 412-317-6671 (international) and using passcode 9226007#. A link to the live and archived audio webcast of the conference call will also be available on the Presentations and Events page of the Investors section of Neovasc's website at www.neovasc.com.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™ (the "Reducer"), for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara™ (the "Tiara"), for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States , Canada and Europe . For more information, visit: www.neovasc.com.

Forward Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company's strategy and expectations regarding the process and results of the hearing seeking an additional extension of time to regain compliance with Nasdaq's minimum bid price requirement, the Company's ability to remain listed on the Nasdaq Capital Market and the growth of the cardiovascular marketplace. Words and phrases such as "believes", "can", "scheduled" and "will", and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the warrants (the "Warrants") and senior secured convertible notes (the "Notes") issued pursuant to the November 2017 underwritten public offering and concurrent private placement (together, the "2017 Financings"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties; risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the TSX, which could affect their market price and liquidity; risks relating to the Company's common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Series C warrants issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in Management's Discussion and Analysis for the quarter ended March 31, 2018 (copies of which may be obtained at www.sedar.com or www.sec.gov). In particular, the Company notes that shareholder approval of the reverse stock split does not necessarily guarantee that the Panel will grant it an extension to regain compliance with the US$1.00 minimum bid price requirement or that, if granted, such extension will be for the additional 180-days requested by the Company. In the event the Panel refuses to grant such extension, the Company's common shares may be delisted from the Nasdaq Capital Market. In addition to the specified criteria for continued listing, Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Company's common shares, or suspend or delist securities even if the securities meet all enumerated criteria for continued listing on the Nasdaq Capital Market. The Nasdaq could use this discretionary authority at any time to delist the Company's common shares. There can be no assurance that Nasdaq will not exercise such discretionary authority. In addition, even if the Company is granted an extension by the Panel, there is no assurance that the Company will be able to regain compliance with the minimum bid price requirement prior to the expiry of any extension, or if it does, that the Company will be able to maintain such compliance as a result of the risks and uncertainties described above. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

NEOVASC INC. Condensed Interim Consolidated Statements of Financial Position (Expressed in U.S. dollars)(Unaudited)

		June 30,	December 31,
	Notes	2018	2017

ASSETS
Current assets
Cash and cash equivalents	6	$20,081,257	$17,507,157
Accounts receivable	7	872,644	1,334,923
Inventory	8	167,021	398,556
Prepaid expenses and other assets	9	1,393,920	802,366
Total current assets		22,514,842	20,043,002

Non-current assets
Restricted cash	10	456,603	478,260
Property, plant and equipment	11	915,201	1,685,181
Total non-current assets		1,371,804	2,163,441

Total assets		$23,886,646	$22,206,443

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	12	$2,621,106	$1,844,955
Convertible Note	13	3,583,338	4,261,597
Derivative liability from financing	13	413,252	19,997,345
Total current liabilities		6,617,696	26,103,897

Non-Current Liabilities
Convertible Note	13	20,608,481	15,745,962
Derivative liability from financing	13	819,526	16,831,685
Total non-current liabilities		21,428,007	32,577,647

Total liabilities		$28,045,703	$58,681,544

Equity
Share capital	14	$309,543,289	$171,803,816
Contributed surplus	14	23,238,193	23,056,846
Accumulated other comprehensive loss		(7,222,073)	(6,643,436)
Deficit		(329,718,466)	(224,692,327)
Total equity		(4,159,057	(36,475,101)

Total liabilities and equity		$23,886,646	$22,206,443

NEOVASC INC. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss For the three and six months ended June 30, (Expressed in U.S. dollars) (Unaudited)

	Notes	For the three months ended		For the six months ended
		June 30,		June 30,
		2018	2017	2018	2017
REVENUE
Reducer	15	$405,247	$247,555	$745,169	$508,320
Contract manufacturing and consulting services		-	1,057,581	-	2,278,176
		405,247	1,305,136	745,169	2,786,496

COST OF GOODS SOLD		88,603	872,703	175,996	1,681,331
GROSS PROFIT		316,644	432,433	569,173	1,105,165

EXPENSES
Selling expenses	17	248,538	224,382	535,476	411,550
General and administrative expenses	17	2,213,464	2,253,219	4,682,555	5,501,932
Product development and clinical trials expenses	17	3,858,255	4,250,780	7,857,646	9,304,303
		6,320,257	6,728,381	13,075,677	15,217,785

OPERATING LOSS		(6,003,613)	(6,295,948)	(12,506,504)	(14,112,620)

OTHER (EXPENSE)/INCOME
Interest income		28,101	127,255	54,137	217,224
Gain on sale of assets		238,907	-	238,907	-
Loss on foreign exchange		(42,724)	4,644,823	(115,287)	3,289,162
Unrealized loss on derivative liability and
convertible note	13	602,817	-	(3,734,232)	-
Realized loss on exercise of warrants	13	(26,457,106)	-	(44,014,798)	-
Amortization of deferred loss	13	(17,441,573)	-	(44,824,308)	-
Interest on damages provision		-	(214,239)	-	(426,123)
Unrealized loss on damages provision		-	(3,544,913)	-	(2,039,038)
		(43,071,578)	1,012,926	(92,395,581)	1,041,225
LOSS BEFORE TAX		(49,075,191)	(5,283,022)	(104,902,085)	(13,071,395)

Tax expense		(70,400)	(58,286)	(124,054)	(114,900)
LOSS FOR THE PERIOD		$(49,145,591)	$(5,341,308)	$(105,026,139)	$(13,186,295)

OTHER COMPREHENSIVE INCOME FOR THE PERIOD
Exchange difference on translation		-	2,788,709	-	1,200,517
Unrealized gain on damages provision		-	(3,544,913)	-	(2,039,038)
Fair market value changes in convertible note due to changes in own credit risk		(992,270)		(578,637)	-
		(922,270)	(756,204)	(578,637)	(838,521)
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE PERIOD		$(50,137,861)	$(6,097,512)	$(105,604,776)	$(14,024,816)

LOSS PER SHARE
Basic and diluted loss per share	19	$(0.04)	$(0.07)	$(0.08)	$(0.17)

View original content:http://www.prnewswire.com/news-releases/neovasc-announces-second-quarter-2018-financial-results-300694122.html

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2018/08/c1511.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568

CO: Neovasc Inc.

CNW 16:05e 08-AUG-18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	August 8, 2018	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer